

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2014

Via E-mail
Angeliki Frangou
Chief Executive Officer
Navios Maritime Midstream Partners LP
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re: Navios Maritime Midstream Partners LP**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed November 4, 2014**
> **File No. 333-199235**

Dear Ms. Frangou:

    We have reviewed your amended registration statement and have the following additional comment.

Navios Maritime Midstream Partners Predecessor, page F-3

Combined Balance Sheet, page F-1

1. We note that you plan to distribute all of the proceeds from the offering of common units and a portion of the proceeds from your new credit facility to Navios Acquisition upon closing of the offering. Please explain to us what consideration you gave to providing a pro forma balance sheet alongside your latest historical balance sheet reflecting the distribution. Additionally, please tell us what consideration you gave to providing pro forma per unit data for the latest year and interim period within your historical financial statements to the extent that the distribution exceeds the current year's earnings. Please note the numerator of the pro forma earnings per unit computation should also be adjusted to reflect the incremental interest expense (net of tax) relating to the portion of the dividend that exceeds both the gross proceeds from the equity offering and the previous 12 months' earnings. We refer you to SAB Topic 1B.3.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: <u>Via E-mail</u>
       Stuart H. Gelfond, Esq.
       Fried, Frank, Harris, Shriver & Jacobson LLP